UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

Ixia
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45071R109
(CUSIP Number)
Katelia Capital Group Ltd.
Trident Chambers
P.O. Box 146, Road Town
Tortola, British Virgin Islands
1 - 284 - 494 - 2434
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 2, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	45071R109	13D	Page	2	of	33

1	NAME OF REPORTING PERSONS Katelia Capital Group Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,108,000 shares, the voting power of which is shared with (i) The Katelia Trust, (ii) Butterfield Trust (Switzerland) Limited, as Trustees of The Katelia Trust, and (iii) Laurent Asscher.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

13,108,000 shares, the dispositive power of which is shared with (i) The Katelia Trust, (ii) Butterfield Trust (Switzerland) Limited, as Trustees of The Katelia Trust, and (iii) Laurent Asscher.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,108,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45071R109	13D	Page	3	of	33

1	NAME OF REPORTING PERSONS The Katelia Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,108,000 shares, the voting power of which is shared with (i) Katelia Capital Group Ltd., (ii) Butterfield Trust (Switzerland) Limited, as Trustees of The Katelia Trust, and (iii) Laurent Asscher.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

13,108,000 shares, the dispositive power of which is shared with (i) Katelia Capital Group Ltd., (ii) Butterfield Trust (Switzerland) Limited, as Trustees of The Katelia Trust, and (iii) Laurent Asscher.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,108,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	45071R109	13D	Page	4	of	33

1	NAME OF REPORTING PERSONS Butterfield Trust (Switzerland) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,108,000 shares, the voting power of which is shared with (i) Katelia Capital Group Ltd., (ii) The Katelia Trust, and (iii) Laurent Asscher.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

13,108,000 shares, the dispositive power of which is shared with (i) Katelia Capital Group Ltd., (ii) The Katelia Trust, and (iii) Laurent Asscher.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,108,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45071R109	13D	Page	5	of	33

1	NAME OF REPORTING PERSONS Laurent Asscher

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

France

	7	SOLE VOTING POWER

NUMBER OF		10,916 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,108,000 shares, the voting power of which is shared with (i) Katelia Capital Group Ltd., (ii) The Katelia Trust, and (iii) Butterfield Trust (Switzerland) Limited, as Trustees of The Katelia Trust.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,916 shares

WITH	10	SHARED DISPOSITIVE POWER

13,108,000 shares, the dispositive power of which is shared with (i) Katelia Capital Group Ltd., (ii) The Katelia Trust, and (iii) Butterfield Trust (Switzerland) Limited, as Trustees of The Katelia Trust.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,118,916 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	45071R109	13D	Page	6	of	33
ITEM 1. Security and Issuer
This Statement relates to the Common Stock, without par value (“Common Stock”), of Ixia, a California corporation (“Ixia” or the “Company”). The address of the Company’s principal executive offices is 26601 W. Agoura Road, Calabasas, California 91302.
ITEM 2. Identity and Background
(a) This Statement is being filed jointly by Katelia Capital Group Ltd. (“Katelia Capital”), a company organized under the laws of the British Virgin Islands, by The Katelia Trust (the “Trust”), by Butterfield Trust (Switzerland) Limited, as trustees of The Katelia Trust under Trust Deed dated 19 November 2009 (the “Trustee”), and Laurent Asscher. Katelia Capital is the record owner of 13,108,000 shares. The Trust is the principal beneficial owner of the voting equity interest in Katelia Capital. The Trust is a trust organized under the laws of the British Virgin Islands. Mr. Asscher is an advisor to Katelia Capital. The Trustee is a company organized under the laws of Switzerland. Katelia Capital, the Trust, the Trustee and Mr. Asscher, are sometimes together referred to as the “Reporting Persons.”
(b)-(c) The address of the principal business office of Katelia Capital is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. Katelia Capital is a British Virgin Islands company.
The address of the principal business office of the Trust and of the Trustee is 16, boulevard des Tranchees, 1206 Geneva, Switzerland. The Trust is a British Virgin Islands trust. The Trustee is a Swiss company.
The principal business address of Mr. Asscher is c/o Airtek Capital Group, S.A., IT Tower, av Louise, 480, 1050 Brussels, Belgium. Mr. Asscher is a French citizen.
(d) During the past five years, neither Katelia Capital, the Trust, the Trustee nor Mr. Asscher has been convicted in a criminal proceeding.
(e) During the past five years, neither Katelia Capital, the Trust, the Trustee nor Mr. Asscher has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Asscher is a French citizen.
ITEM 3. Source and Amount of Funds or Other Consideration
Katelia Capital acquired an aggregate of 13,108,000 shares of the Common Stock of Ixia in private transactions. The purchases were made on the dates, for the numbers of shares and for the consideration set forth below:

		Number	Per Share
Acquired From	Date	of Shares	Consideration
Technology Capital Group S.A.	03/02/2010	11,983,500	$8.14	(1)
The Swaylands Corp.	03/02/2010	1,124,500	$8.14	(2)
		13,108,000

(1)	Katelia Capital purchased the Shares from the seller in a private transaction for consideration consisting of shares of capital stock of the acquiror having an aggregate value equal to $97,545,690.

(2)	Katelia Capital purchased the Shares from Swaylands Corp. for cash consideration in the form of a loan from the seller to the acquiror that is secured by shares of Ixia Common Stock (other than the shares subject to such share purchase transaction).

CUSIP No.	45071R109	13D	Page	7	of	33
ITEM 4. Purpose of Transaction
Katelia Capital acquired the shares of Ixia Common Stock as a passive investment on March 2, 2010. Neither Katelia Capital, the Trust, the Trustee nor Mr. Asscher has any current plans or proposals in place which relate to or would result in any of the consequences enumerated in paragraphs (a) - (j) of Item 4 of Schedule 13D.
ITEM 5. Interest in Securities of the Issuer
The following information with respect to the ownership of Ixia’s Common Stock by each of the Reporting Persons is provided as of March 2, 2010. The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock as reported in the Company’s Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2009.

(a)	1.	Aggregate number of shares beneficially owned: See Row 11 of cover page for each Reporting Person.

		With respect to the aggregate number of shares beneficially owned by Mr. Asscher, such number includes 10,916 shares owned directly by Mr. Asscher. The number does not include an aggregate of 5,571 shares subject to Restricted Stock Units held by Mr. Asscher which will vest and be issued more than 60 days after March 2, 2010.

	2.	Percentage: See Row 13 of cover page for each Reporting Person.

(b)	1.	Sole power to vote or to direct vote: See Row 7 of cover page for each Reporting Person.

	2.	Shared power to vote or to direct vote: See Row 8 of cover page for each Reporting Person.

	3.	Sole power to dispose or to direct the disposition: See Row 9 of cover page for each Reporting Person.

	4.	Shared power to dispose or to direct disposition: See Row 10 of cover page for each Reporting Person.

(c)	During the past 60 days, Katelia Capital has effected private purchases of an aggregate of 13,108,000 shares of Ixia Common Stock. See Item 3 above.

(d)	Not applicable.

(e)	Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Other than (i) the Agreement to File Joint Statements filed as Exhibit 1 to this Schedule 13D, (ii) the Transfer Agreement between TCG and Katelia Capital filed as Exhibit 2 to this Schedule 13D, (iii) the Share Purchase Agreement between Katelia Capital and Swaylands Corp. filed as Exhibit 3 to this Schedule 13D, and (iv) Mr. Asscher’s service as an investment advisor to Katelia Capital, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

CUSIP No.	45071R109	13D	Page	8	of	33
ITEM 7. Material to be Filed as Exhibits

Exhibit
Number	Description
1	Agreement to File Joint Statements on Schedule 13D

2	Transfer Agreement dated as of March 2, 2010 between Technology Capital Group S.A. and Katelia Capital Group Limited

3	Share Purchase Agreement dated as of March 2, 2010 between Katelia Capital Group Ltd. and Swaylands Corp.

CUSIP No.	45071R109	13D	Page	9	of	33
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2010 KATELIA CAPITAL GROUP LTD.
By:	Pendragon Management, a Director

By:	/s/ Philippe Lenz
	Print Name:	Philippe Lenz
	Title:	Authorized Signatory

By:	/s/ James Parker
	Print Name:	James Parker
	Title:	Authorized Signatory

THE KATELIA TRUST
By:	Butterfield Trust (Switzerland) Limited, as Trustees

By:	/s/ Philippe Lenz
	Print Name:	Philippe Lenz
	Title:	Authorized Signatory

By:	/s/ James Parker
	Print Name:	James Parker
	Title:	Authorized Signatory

BUTTERFIELD TRUST (SWITZERLAND) LIMITED
By:	/s/ Philippe Lenz
	Print Name:	Philippe Lenz
	Title:	Authorized Signatory

By:	/s/ James Parker
	Print Name:	James Parker
	Title:	Authorized Signatory

Date: March 3, 2010

/s/ Laurent Asscher
Laurent Asscher (signature)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.	45071R109	13D	Page	10	of	33
EXHIBIT INDEX

Exhibit
Number	Description	Page
1	Agreement to File Joint Statements on Schedule 13D	Page 11 of 33 pages

2	Transfer Agreement dated as of March 2, 2010 between Technology Capital Group S.A. and Katelia Capital Group Limited	Page 13 of 33 pages

3	Share Purchase Agreement dated as of March 2, 2010 between Katelia Capital Group Ltd. and Swaylands Corp.	Page 19 of 33 pages